Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-175330

March 9, 2012

First Potomac Realty Trust

Pricing Term Sheet

7.750% Series A Cumulative Redeemable Perpetual Preferred Shares

(Liquidation Preference $25.00 per share)

Issuer:	First Potomac Realty Trust
Security:	7.750% Series A Cumulative Redeemable Perpetual Preferred Shares of Beneficial Interest
Size:	1,600,000 shares (1,800,000 shares if the over-allotment option is exercised in full)
Pricing Date:	March 9, 2012
Settlement Date:	March 14, 2012 (T+3)
Maturity:	Perpetual
Public Offering Price:	$25.2045 per share, including accrued dividends; $40,327,200 total (not including over-allotment option)
Underwriting Discount:	$0.7875 per share; $1,260,000 total (not including over-allotment option)
Net Proceeds before expenses:	$39,067,200 (not including over-allotment option)
Yield (Including Accrued Dividends):	7.6871%
Yield (Excluding Accrued Dividends):	7.750%
Dividend:	7.750% per annum (or $1.9375 per share)
Dividend Payment Dates:	Each February 15, May 15, August 15 and November 15, commencing on or about May 15, 2012
First Dividend Payment Date:	The first dividend on the Series A Preferred Shares will be for a full quarter in the amount of $0.484375 per share, and will be paid on May 15, 2012
Liquidation Preference:	$25.00 per share plus accrued and unpaid dividends

Conversion Rights:

Upon the occurrence of a Change of Control, the holders of the Series A Preferred Shares will have the right (subject to the Issuer’s special optional redemption right to redeem the Series A Preferred Shares) to convert some or all of their Series A Preferred Shares into a number of the Issuer’s common shares of beneficial interest, par value $0.001 per share (or equivalent value of alternative consideration), equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) $25.00, plus (y) an amount equal to any accrued and unpaid Series A Preferred Share dividends, whether or not declared, to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Share dividend payment and prior to the corresponding Series A Preferred Share dividend payment date, in which case the amount pursuant to this clause (i)(y) shall equal $0.00 in respect of such dividend) by (ii) the Common Share Price, and (B) 2.187 (the Share Cap), subject to certain adjustments and provisions for the receipt of alternative consideration. If the Issuer exercises its special optional redemption right (by sending the required notice) in connection with a Change of Control, the holders of the Series A Preferred Shares will not have any conversion rights or, if such conversion rights have been properly exercised in respect of any Series A Preferred Shares, be converted into common shares.

A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Series A Preferred Shares when the following has occurred:

(i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(ii) following the closing of any transaction referred to in clause (i) above, neither the Issuer nor the acquiring or surviving entity has a class of common securities listed on the NYSE, the NYSE Amex Equities, or NYSE Amex, or NASDAQ, or listed on an exchange that is a successor to the NYSE, NYSE Amex or NASDAQ.

The “Common Share Price” will be (i) if the consideration to be received in the Change of Control by holders of the Issuer’s common shares is solely cash, the amount of cash consideration per common share, and (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common shares is other than solely cash, the average of the closing price per common share on the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control.

The “Change of Control Conversion Date” will be a business day that is no less than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control.

Optional Redemption:	On and after January 18, 2016 , redeemable in whole or in part at a redemption price equal to $25 per share plus any accrued and unpaid dividends.
Special Optional Redemption:

Upon the occurrence of a Change of Control, the Issuer will have the option to redeem the Series A Preferred Shares, in whole or in part, within 120 days after the first date on which such Change of Control has occurred for cash at a redemption price of $25 per share, plus accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date. If the Issuer exercises its special optional redemption right (by sending the required notice) in connection with a Change of Control, holders of the Series A Preferred Shares will not have the conversion rights described above.

CUSIP / ISIN:	33610F 307 / US33610F3073

Listing	The Series A Preferred Shares currently are listed on the NYSE under the symbol “FPOPrA.” Application will be made to list the additional shares on the NYSE under the same symbol.
Sole Book-Running Manager:	Wells Fargo Securities, LLC
Joint Lead Managers:	KeyBanc Capital Markets Inc. Morgan Stanley & Co. LLC Raymond James & Associates, Inc. RBC Capital Markets, LLC
Co-Managers:	BMO Capital Markets Corp. PNC Capital Markets LLC
Junior Co-Manager:	U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or emailing cmclientsupport@wellsfargo.com.

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